FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                         For the month of November 2003

                         Commission file number 0-30364

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F |X|                   Form 40-F |_|

     Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):_______

     Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes |_|                         No |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

          James Murdoch Resigns from NDS Board of Directors

    LONDON--(BUSINESS WIRE)--Nov. 4, 2003--NDS Group plc, a News Corporation company and the leading provider of technology solutions for digital pay-TV, today announced that Mr James Murdoch has resigned from the NDS Board of Directors with effect from 4 November 2003, following his appointment as Chief Executive Officer of British Sky Broadcasting plc. The Board thanks James Murdoch for his contribution as a non-Executive Director to the development of the NDS business.

    About NDS

    NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONTACT: NDS Group plc
             Margot Field
             Tel: +44 (0) 20 8476 8158
             E: mfield@ndsuk.com
             or
             Shared Value
             Alex Dee
             Tel: +44 (0) 20 7321 5010
             E-mail: adee@sharedvalue.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NDS Group plc

Date:    5 November 2003
                                                   By:  /s/ CRK Medlock
                                                      -------------------------
                                                      CRK Medlock
                                                      Chief Financial Officer